February 14, 1996


Securities and Exchange
Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Schedule 13G United Financial Bancorp, Inc.

Dear Sirs:

This notice is to inform you of an electronic filing (via EDGAR), for SoGen International Fund, Inc., a Maryland corporation (the "Fund"), and its investment adviser, Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser"), of Amendment No. 1 to Schedule 13G pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended, relating to the ownership by the Fund of common stock of United Financial Bancorp, Inc., an Indiana corporation. The Fund is an investment company registered as such under Section 8 of the Investment Company Act of 1940, as amended, and the Adviser is an investment adviser registered as such under Section 203 of the Investment Advisers Act of 1940, as amended.

Amendment No. 1 is being filed to report that the Fund and the Adviser own beneficially less than 5% of the common stock.

The Schedule 13G has been sequentially numbered in conformity with Rule 0-3(b).

Should you have any further concerns or require additional information do not hesitate to contact Margaret Hartman at 212 278-5848.


Sincerely yours,



/s/ Philip J. Bafundo
Philip J. Bafundo
Secretary

Enclosures

cc:    United Financial Bancorp, Inc.
      National Association of Securities Dealers, Inc.







                                        3045



SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC  20549
SCHEDULE 13G

Information statement pursuant to Rule 13d-1 and 13d-2
(Amendment No. 1 )(1)

United Financial Bancorp, Inc.
(Name of issuer)

Common Stock $0.01 Par Value Per Share
(Title of class of securities)

910301100
(CUSIP number)

Check the following box if a fee is being paid with this statement [].(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule13d-7.)

(Continued on following page (s))

(Page 1 of 6 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with

respect to the subject class of securities, and for any

subsequent amendment containing information which would

alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the














Securities Exchange Act of 1934 or otherwise subject to the




liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).




13G
Page 2 of 6 Pages
CUSIP No. 910301100

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S
IDENTIFICATION NO.OF ABOVE PERSONS

          SoGen International Fund, Inc. 132672902


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Maryland

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH


5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER
         0
7.   SOLE DISPOSITIVE POWER
     0


8.   SHARED DISPOSITIVE POWER

         0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

     0


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%


12.  TYPE OF REPORTING PERSON*

     IV


* SEE INSTRUCTIONS BEFORE
FILLING OUT 13G
Page 3 of 6 Pages


CUSIP No. 910301100


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S.
IDENTIFICATION
NO. OF                                  ABOVE PERSONS

      Societe Generale Asset Management Corp. 133557071


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Delaware

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH


5.   SOLE VOTING POWER

     0


6.   SHARED VOTING POWER

     0


7.   SOLE DISPOSITIVE POWER

     0


8.   SHARED DISPOSITIVE POWER

     0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
PERSON

     0


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9)EXCLUDES
CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%


12.  TYPE OF REPORTING PERSON*

     IA


* SEE INSTRUCTIONS BEFORE FILLING OUT




                        SCHEDULE 13G
    UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1

(a) Name of Issuer: United Financial Bancorp, Inc. (the
"Issuer").

(b) Address of Issuer's Principal Executive
Offices: 619 Main Street, Vincennes, Indiana 47591



Item 2


(a) Names of Persons Filing: SoGen International Fund, Inc., a Maryland corporation (the "Fund"), and its investment adviser Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser").

(b) Address of Principal Business Office: The principal business offices of the Fund and the Adviser are located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship: The Fund is a Maryland
corporation. The Adviser is a Delaware corporation.

(d) Title of Class of Securities: Common Stock $0.01 Par
Value Per Share (the "Shares").

(e) CUSIP Number: 910301100 Item 3

The persons filing this Schedule 13G are: (c) an investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the "Fund"), and(d) an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Adviser").


                         Page 4 of 6


Schedule 13G
Item 4

Ownership

(a) Amount Beneficially Owned:  None

































(b) Percentage of class: None








(c) Number of Shares As to Which Such Persons Have: (i) sole power to vote or direct the vote: None








(ii)  shared power to vote or direct the
vote:

None


(iii)  sole power to dispose or to direct the disposition of

None

(iv) shared power to dispose or to direct the disposition of:

None


Item 5

Ownership of Five Percent or Less of a Class

The reporting persons have ceased to be the beneficial owner of more than five percent of this class of securities.


Item 6

Ownership of More Than Five Percent on Behalf of
Another Person

Not Applicable.

Item 7
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported On By the
Parent Holding Company Not Applicable.
Item 8
Identification and Classification of Members of the Group
Not Applicable.
Item 9
Notice of Dissolution of Group
Not Applicable.


Page 5 of 6


Schedule 13G


Item 10


Certification

















By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   February 14,1996

SOGEN INTERNATIONAL FUND, INC.
By:        /s/ Jean-Marie Eveillard Jean Marie Eveillard
President

SOCIETE GENERALE ASSET MANAGEMENT CORP. By: /s/ Jean Marie
Eveillard
Jean Marie Eveillard

President

































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